UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended March 31, 2010
Commission File Number 1-14840
AMDOCS LIMITED
Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island of Guernsey, GY1 3QT
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F    ☑           FORM 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES    ☐          NO   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
FOR THE QUARTER ENDED MARCH 31, 2010
This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION
Item 1. Financial Statements
AMDOCS LIMITED
CONSOLIDATED BALANCE SHEETS
(dollar and share amounts in thousands, except per share data)

	As of
	March 31,	September 30,
	2010	2009
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$789,534	$728,762
Short-term interest-bearing investments	571,965	444,279
Accounts receivable, net	484,764	454,965
Deferred income taxes and taxes receivable	118,794	117,848
Prepaid expenses and other current assets	90,317	126,704

Total current assets	2,055,374	1,872,558
Equipment and leasehold improvements, net	254,180	279,659
Deferred income taxes	138,985	137,662
Goodwill	1,630,028	1,539,424
Intangible assets, net	253,737	227,337
Other noncurrent assets	294,629	271,777

Total assets	$4,626,933	$4,328,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$92,418	$86,189
Accrued expenses and other current liabilities	203,530	174,341
Accrued personnel costs	167,509	154,841
Deferred revenue	189,489	186,158
Deferred income taxes and taxes payable	13,507	9,338

Total current liabilities	666,453	610,867
Deferred income taxes and taxes payable	287,992	273,110
Other noncurrent liabilities	269,093	231,387

Total liabilities	1,223,538	1,115,364

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 243,806 and 242,466 issued and 206,419 and 205,079 outstanding, respectively	3,952	3,930
Additional paid-in capital	2,372,964	2,334,090
Treasury stock, at cost —37,387 Ordinary Shares	(919,874)	(919,874)
Accumulated other comprehensive income	2,886	8,343
Retained earnings	1,943,467	1,786,564

Total shareholders’ equity	3,403,395	3,213,053

Total liabilities and shareholders’ equity	$4,626,933	$4,328,417

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(dollar and share amounts in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2010	2009	2010	2009

Revenue:
License	$25,949	$37,203	$50,099	$81,804
Service	718,020	673,881	1,418,681	1,383,119

	743,969	711,084	1,468,780	1,464,923

Operating expenses:
Cost of license	745	569	1,187	1,560
Cost of service	475,440	455,997	937,655	940,048
Research and development	51,190	52,750	101,296	108,979
Selling, general and administrative	92,028	84,308	183,608	174,573
Amortization of purchased intangible assets and other	21,439	21,501	42,758	41,755
Restructuring charges and in-process research and development	—	—	—	20,780

	640,842	615,125	1,266,504	1,287,695

Operating income	103,127	95,959	202,276	177,228
Interest expense and other, net	22,761	5,763	23,476	3,528

Income before income taxes	80,366	90,196	178,800	173,700
Income taxes	11,816	9,566	21,897	18,823

Net income	$68,550	$80,630	$156,903	$154,877

Basic earnings per share (1)	$0.33	$0.40	$0.76	$0.76

Diluted earnings per share (1)	$0.33	$0.39	$0.76	$0.74

Basic weighted average number of shares outstanding (1)	206,025	203,827	205,724	203,701

Diluted weighted average number of shares outstanding (1)	207,691	210,645	207,174	211,857

(1)	The basic and diluted weighted average number of shares outstanding for the three and six months ended March 31, 2009 have been retroactively adjusted to reflect the adoption of new earnings per share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment had no impact on basic and diluted earnings per share for the three and six months ended March 31, 2009.
The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
(dollar and share amounts in thousands)

					Accumulated
			Additional		Other		Total
	Ordinary Shares		Paid-in	Treasury	Comprehensive	Retained	Shareholder’s
	Shares	Amount	Capital	Stock	Income	Earnings	Equity
Balance as of September 30, 2009	205,079	$3,930	$2,334,090	$(919,874)	$8,343	$1,786,564	$3,213,053
Comprehensive income:
Net income	—	—	—	—	—	156,903	156,903
Unrealized loss on foreign currency hedging contracts, net of $(1,294) tax	—	—	—	—	(7,956)	—	(7,956)
Unrealized gain on short-term interest-bearing investments, net of $17 tax	—	—	—	—	2,499	—	2,499

Comprehensive income							151,446

Employee stock options exercised	808	13	17,303	—	—	—	17,316

Issuance of restricted stock, net of forfeitures	532	9	—	—	—	—	9
Equity-based compensation expense related to employees	—	—	21,571	—	—	—	21,571

Balance as of March 31, 2010	206,419	$3,952	$2,372,964	$(919,874)	$2,886	$1,943,467	$3,403,395

As of March 31, 2010 and September 30, 2009, accumulated other comprehensive income is comprised of unrealized gain on derivatives, net of tax, of $4,980 and $12,936, respectively, and unrealized loss on cash equivalents and short-term interest-bearing investments, net of tax, of $(3,918) and $(6,417), respectively, and unrealized gain on defined benefit plan, net of tax, of $1,824.
The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollar amounts in thousands)

	Six months ended
	March 31,
	2010	2009

Cash Flow from Operating Activities:
Net income	$156,903	$154,877
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	97,524	98,491
Impairment on investment in a subsidiary	21,800	—
In-process research and development expenses	—	5,640
Equity-based compensation expense	21,571	23,934
Deferred income taxes	(4,312)	11,258
Gain on repurchase of convertible notes	—	(2,185)
Excess tax benefit from equity-based compensation	(98)	(2)
(Gain) loss from short-term interest-bearing investments	(427)	4,991
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(12,355)	67,244
Prepaid expenses and other current assets	28,485	5,905
Other noncurrent assets	(26,540)	21,725
Accounts payable, accrued expenses and accrued personnel	34,846	(61,315)
Deferred revenue	30,586	(49,005)
Income taxes payable	2,571	(15,932)
Noncurrent liabilities and other	7,521	(44,027)

Net cash provided by operating activities	358,075	221,599

Cash Flow from Investing Activities:
Payments for purchase of equipment , net	(40,074)	(47,478)
Proceeds from sale of short-term interest-bearing investments	747,201	323,234
Purchase of short-term interest-bearing investments	(871,945)	(376,579)
Net cash paid for acquisitions	(149,685)	(61,855)

Net cash used in investing activities	(314,503)	(162,678)

Cash Flow from Financing Activities:
Borrowing under long-term financing arrangements	—	450,000
Redemption of convertible notes	—	(330,780)
Repurchase of convertible notes	—	(116,015)
Repurchase of shares	—	(20,014)
Payments under capital lease and short-term financing arrangements	(223)	(410)
Proceeds from employee stock options exercised	17,325	1,797
Excess tax benefit from equity-based compensation	98	2

Net cash provided by (used in) financing activities	17,200	(15,420)

Net increase in cash and cash equivalents	60,772	43,501
Cash and cash equivalents at beginning of period	728,762	718,850

Cash and cash equivalents at end of period	$789,534	$762,351

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$25,771	$18,202
Interest	1,296	1,692
The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
1. Basis of Presentation
     Amdocs Limited (“Amdocs” or the “Company”) is a leading provider of software and services for communications, media and entertainment industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services primarily to leading wireless, wireline, cable and satellite service providers throughout the world. The Company designs, develops, markets, supports, implements and operates customer experience systems, including revenue management, customer management, service and resource management (OSS), personalized portal and value-added services and portfolio management, as well as consulting and managed services for its customers. Amdocs also offers a full range of directory sales and publishing systems.
     The Company is a Guernsey company, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main production and operating facilities are located in Canada, Cyprus, India, Ireland, Israel, and the United States.
     The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.
     The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.
     The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2009, set forth in the Company’s Annual Report on Form 20-F filed on December 7, 2009 with the U.S. Securities and Exchange Commission, or the SEC. Subsequent events were evaluated through the date these financial statements were issued.
Reclassification
     Certain immaterial amounts in prior year financial statements have been reclassified to conform to the current year presentation.
2. Recent Accounting Pronouncements
     In June 2009, the Financial Accounting Standards Board, or FASB, issued authoritative guidance on the consolidation of variable interest entities, which is effective for the Company beginning October 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. Based on its current operations, the Company believes that the adoption of this new guidance will not have a material impact on its financial statements.

3. Adoption of New Accounting Standards
     In January 2010, the FASB issued guidance to amend the disclosure requirements of fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons for the transfers, the reasons for any transfer in or out of Level 3 of the fair value measurement hierarchy and a roll forward of activities on purchases, sales, issuance, and settlements of recurring assets and liabilities measured at Level 3 of the fair value measurement hierarchy. In addition to these new disclosure requirements the new guidance also clarifies certain existing disclosure requirements. The guidance became effective for the Company beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for the Company beginning October 1, 2011. The adoption of this new guidance did not have a material impact on the Company’s financial statements.
     In October 2009, the FASB issued authoritative guidance for revenue recognition relating to arrangements containing both hardware and software elements. Under the new guidance, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of software revenue recognition guidance, and will now be subject to other relevant revenue recognition guidance. Additionally, the FASB updated its authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. The revised guidance eliminates the requirement that “objective and reliable” evidence of fair value exist for an undelivered item in order for a delivered item to be treated as a specific unit of accounting. In addition, the guidance modifies the methodology to allocate transaction consideration to each identified unit of accounting by allowing the use of estimated selling price, or ESP, for individual elements of an arrangement when vendor specific objective evidence, or VSOE, of fair value or third-party evidence of selling price is unavailable. This results in the elimination of the residual method of allocating revenue consideration. The Company elected to early adopt the pronouncements at the beginning of its first quarter of fiscal 2010 on a prospective basis for applicable transactions originating or materially modified after October 1, 2009. If VSOE of fair value or third-party evidence of selling price is unavailable, the Company determines ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which the Company offers its services and internal costs. The determination of ESP is made through consultation with and approval by management. This guidance does not generally change the units of accounting in the Company’s revenue arrangements or the methodology by which transaction consideration is allocated to the various units of accounting due to the fact that, for the majority of the Company’s existing multiple deliverables arrangements, the Company allocated transaction consideration for purposes of revenue recognition to each identified unit of accounting based upon its relative fair value, determined using VSOE. The new accounting standards for revenue recognition if applied to the year ended September 30, 2009 would not have had a material impact on the Company’s results of operations or financial position for that fiscal year. In addition, the adoption of the new guidance did not have a material impact on the Company’s results of operations or financial position in the three and six months ended March 31, 2010.
     Effective October 1, 2009, the Company adopted the new earnings per share authoritative guidance that provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities. As such, they should be included in the computation of basic earnings per share, or EPS, using the two-class method. Prior-period EPS data presented have been adjusted retroactively, and this adjustment had no impact on basic and diluted EPS for the three and six months ended March 31, 2009.
     Effective October 1, 2009, the Company adopted the fair value measurements guidance for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). The adoption of this guidance did not have a material impact on the Company’s results of operations or financial position.
     Effective October 1, 2009, the Company adopted the revised accounting guidance for business combinations. This guidance significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. Among the more significant changes, acquired in-process research and development will be capitalized and upon completion amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; contingent consideration will be recognized at fair value at the acquisition date with subsequent changes recognized in earnings, and reductions in deferred tax valuation allowance relating to a business acquisition will be recognized in earnings. In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The impact of this accounting guidance on the Company’s results of operations or financial position will vary depending on each specific business combination. This guidance did not have a material impact on the Company’s results of operations or financial position in the three and six months ended March 31, 2010.
     Effective October 1, 2009, the Company adopted the guidance that changes the accounting and reporting for noncontrolling (minority) interests in consolidated financial statements, including the requirement to classify noncontrolling interests as a component of consolidated stockholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest. The adoption of this guidance had no impact on the Company’s consolidated results of operations or financial position.
4. Fair Value Measurement
     The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
     The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.
     The three levels of inputs that may be used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
     The following tables presents the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2010 and September 30, 2009:

	As of March 31, 2010
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$422,141	$—	$422,141
U.S. government treasuries	422,208	—	422,208
U.S. agencies	—	92,906	92,906
Government guaranteed debt	—	140,897	140,897
Supranational and sovereign debt	—	28,084	28,084
Corporate bonds	—	63,834	63,834
Asset backed obligations	—	10,230	10,230
Mortgages (including agencies and corporate)	—	22,370	22,370
Other	8,000	5,016	13,016

Total available-for-sale securities	852,349	363,337	1,215,686

Derivative financial instruments, net	—	7,922	7,922

Total	$852,349	$371,259	$1,223,608

	As of September 30, 2009
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$465,249	$—	$465,249
U.S. government treasuries	272,405	—	272,405
U.S. agencies	—	93,211	93,211
Government guaranteed debt	—	83,949	83,949
Supranational and sovereign debt	—	15,751	15,751
Corporate bonds	—	32,130	32,130
Asset backed obligations	—	16,645	16,645
Mortgages (including agencies and corporate)	—	32,392	32,392
Other	8,000	14	8,014

Total available-for-sale securities	745,654	274,092	1,019,746

Derivative financial instruments, net	—	13,882	13,882

Total	$745,654	$287,974	$1,033,628

     Available for sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward exchange and option contracts valued primarily based on observable inputs including forward rates and yield curves.
Fair Value of Financial Instruments
     The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, accounts payable, foreign currency forward exchange contracts and options. The fair value of the financial instruments included in the accounts of the Company does not significantly vary from their carrying amount.
5. Available-For-Sale Securities
     Available-for-sale securities consist of the following interest-bearing investments:

	As of March 31, 2010
		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
Money market funds	$422,141	$—	$—	$422,141
U.S. government treasuries	421,988	322	102	422,208
U.S. agencies	92,076	850	20	92,906
Government guaranteed debt	140,036	914	53	140,897
Supranational and sovereign debt	28,005	101	22	28,084
Corporate bonds	64,669	519	1,354	63,834
Asset backed obligations	12,114	40	1,924	10,230
Mortgages (including agencies and corporate)	25,612	381	3,623	22,370
Other	13,129	—	113	13,016

Total(1)	$1,219,770	$3,127	$7,211	$1,215,686

(1)	Available-for-sale securities are classified as short-term interest-bearing investments on the Company’s balance sheet, except for $643,721 of securities with original maturities of 90 days or less which are included in cash and cash equivalents as of March 31, 2010.

	As of September 30, 2009
		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
Money market funds	$465,249	$—	$—	$465,249
U.S. government treasuries	271,483	922	—	272,405
U.S. agencies	91,772	1,439	—	93,211
Government guaranteed debt	83,212	764	27	83,949
Supranational and sovereign debt	15,610	141	—	15,751
Corporate bonds	32,924	730	1,524	32,130
Asset backed obligations	19,630	179	3,164	16,645
Mortgages (including agencies and corporate)	38,339	552	6,499	32,392
Other	8,127	—	113	8,014

Total(1)	$1,026,346	$4,727	$11,327	$1,019,746

(1)	Available-for-sale securities are classified as short-term interest-bearing investments on the Company’s balance sheet, except for $575,467 of securities with original maturities of 90 days or less which are included in cash and cash equivalents as of September 30, 2009.

     As of March 31, 2010, the unrealized losses were primarily due to credit market conditions and interest rate movements. A significant portion of the unrealized losses has been in a continuous loss position for 12 months or greater. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company recognized through earnings a credit loss of $211 and $491 in the three and six months ended March 31, 2010, respectively. As of March 31, 2010, unrealized losses of $2,328 related to other-than-temporarily impaired securities are included in accumulated other comprehensive income.
     The following table presents a cumulative roll forward of credit losses recognized in earnings as of March 31, 2010:

Balance as of October 1, 2009	$1,757
Credit loss on debt securities for which an other-than-temporary impairment was not previously recognized	178
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	313
Reductions for securities realized during the period	(734)

Balance as of March 31, 2010	$1,514

     As of March 31, 2010, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$850,294
Due within two years	187,159
Due within three years	122,463
Due within four years	13,517
Thereafter	42,253

$1,215,686

6. Derivative Financial Instruments
     The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.
     The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $11,953 as of March 31, 2010. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.
     The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.
     The table below presents the total volume or notional amounts of the Company’s derivative instruments as of March 31, 2010. Notional values are U.S. dollar translated and calculated based on forward rates as of March 31, 2010 for forward contracts, and based on spot rates as of March 31, 2010 for options.

Notional Value*
Foreign exchange contracts	$721,685

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

     The Company records all derivative instruments on the balance sheet at fair value. Please see Note 4 to the consolidated financial statements. The fair value of the open foreign currency exchange contracts recorded by the Company on its consolidated balance sheets as of March 31, 2010 and September 30, 2009, as an asset or a liability is as follows:

	As of
	March 31,	September 30,
	2010	2009
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$10,279	$19,023
Other noncurrent assets	1,024	24
Accrued expenses and other current liabilities	(2,508)	(3,709)
Other noncurrent liabilities	(369)	(32)

	8,426	15,306

Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	650	583
Accrued expenses and other current liabilities	(1,154)	(2,007)

	(504)	(1,424)

Net fair value	$7,922	$13,882

     Cash Flow Hedges
     In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward contracts and options contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward contracts and options outstanding as of March 31, 2010 are expected to mature within the next 12 months).
     The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income, a separate component of shareholders’ equity, and subsequently reclassified into earnings to the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated receipts from customers, are recognized immediately in interest expense and other, net.
     The effect of the Company’s cash flow hedging instruments in the consolidated statement of income for the three months ended March 31, 2010 and 2009, respectively, which partially offset the foreign currency impact from the underlying exposures, is summarized as follows:

	GAINS (LOSSES) RECLASSIFIED FROM
	OTHER COMPREHENSIVE INCOME (EFFECTIVE PORTION)
	Three months ended
	March 31, 2010	March 31, 2009
Line item in statement of income:
Revenue	$(1,049)	$3,040
Cost of service	3,058	(9,707)
Research and development	744	(2,079)
Selling general and administrative	475	(1,718)

Total	$3,228	$(10,464)

     The effect of the Company’s cash flow hedging instruments in the consolidated statement of income for the six months ended March 31, 2010, which partially offset the foreign currency impact from the underlying exposures, is summarized as follows:

GAINS (LOSSES) RECLASSIFIED FROM
OTHER COMPREHENSIVE INCOME (EFFECTIVE PORTION)
Six months ended
March 31, 2010
Line item in statement of income:
Revenue	$(2,999)
Cost of service	5,558
Research and development	1,440
Selling general and administrative	782

Total	$4,781

     An aggregate gain of $2,848 and loss of $9,968, net of taxes, was reclassified from other comprehensive income in the three months ended March 31, 2010 and 2009, respectively. An aggregate gain of $4,134, net of taxes, was reclassified from other comprehensive income in the six months ended March 31, 2010. The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and six months ended March 31, 2010 and for the three months ended March 31, 2009, was not material.
     As of March 31, 2010, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income totaled $4,980 which will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. Losses from cash flow hedges recognized in other comprehensive income during the six months ended March 31, 2010 were $4,469, or $3,822, net of taxes.
     Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.
     The activity related to the changes in net unrealized gains on cash flow hedges, net of tax, is as follows:

Net unrealized gains on cash flow hedges, net of tax, as of October 1, 2009	$12,936
Changes associated with hedging transactions, net of tax $(647)	(3,822)
Reclassification into earnings, net of tax $(647)	(4,134)

Net unrealized gains on cash flow hedges, net of tax, as of March 31, 2010	$4,980

     Other Risk Management Derivatives
     The Company also enters into foreign currency exchange forward contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense.
     These instruments are generally short-term in nature, with typical maturities of less than one year, and are subject to fluctuations in foreign exchange rates.
     The effect of the Company’s non-designated as hedging instruments in the consolidated statement of income for the three months ended March 31, 2010 and 2009, respectively, which partially offset the foreign currency impact from the underlying exposures, is summarized as follows:

	GAINS (LOSSES) RECOGNIZED IN INCOME
	Three months ended
	March 31, 2010	March 31, 2009
Line item in statement of income:
Revenue	$(763)	$—
Cost of service	888	(5,417)
Research and development	193	(1,204)
Selling general and administrative	207	(351)
Interest expense and other, net	1,820	2,733
Income taxes	(523)	420

Total	$1,822	$(3,819)

     The effect of the Company’s non-designated as hedging instruments in the consolidated statement of income for the six months ended March 31, 2010, which partially offset the foreign currency impact from the underlying exposure, is summarized as follows:

GAINS (LOSSES) RECOGNIZED IN INCOME
Six months ended
March 31, 2010
Line item in statement of income:
Revenue	$(1,094)
Cost of service	689
Research and development	150
Selling general and administrative	207
Interest expense and other, net	1,513
Income taxes	(494)

Total	$971

7. Accounts Receivable, Net
Accounts receivable, net consists of the following:

	As of
	March 31,	September 30,
	2010	2009
Accounts receivable — billed	$459,494	$443,094
Accounts receivable — unbilled	38,807	21,749
Less—allowances	(13,537)	(9,878)

Accounts receivable, net	$484,764	$454,965

8. Comprehensive Income
     Comprehensive income represents the change in shareholders’ equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.
     The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

	Three months ended		Six months ended
	March 31,		March 31,
	2010	2009	2010	2009
Net income	$68,550	$80,630	$156,903	$154,877
Other comprehensive income:
Unrealized loss on foreign currency hedging contracts, net of tax	(762)	(9,249)	(7,956)	(14,612)
Unrealized gain (loss) on short-term interest-bearing investments, net of tax	2,170	1,021	2,499	(1,306)
Unrealized gain on defined benefit plan, net of tax	—	2,040	—	2,391

Comprehensive income	$69,958	$74,442	$151,446	$141,350

9. Income Taxes
     The provision for income taxes for the following periods consisted of:

	Three months		Six months
	ended		ended
	March 31,		March 31,
	2010	2009	2010	2009
Current	$8,200	$(3,192)	$26,782	$5,203
Deferred	3,616	12,758	(4,885)	13,620

	$11,816	$9,566	$21,897	$18,823

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended		Six months ended
	March 31,		March 31,
	2010	2009	2010	2009
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes	15	11	12	11

Effective income tax rate	15%	11%	12%	11%

     As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.
     As of March 31, 2010, deferred tax assets of $84,789, derived primarily from net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. Releases of the valuation allowances will be recognized through earnings.
     The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $116,469 as of March 31, 2010, all of which would affect the effective tax rate if realized.
     As of March 31, 2010, the Company has accrued $15,686 in income taxes payable for interest and penalties relating to unrecognized tax benefits.
     The Company is currently under audit in several jurisdictions for the tax years 2001 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.
10. Earnings Per Share
     The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended		Six months ended
	March 31,		March 31,
	2010	2009 (1)	2010	2009 (1)
Numerator:
Numerator for basic earnings per share	$68,550	$80,630	$156,903	$154,877
Effect of assumed conversion of 0.50% convertible notes	—	622	—	1,486

Numerator for diluted earnings per share	$68,550	$81,252	$156,903	$156,363

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	206,025	203,827	205,724	203,701
Effect of assumed conversion of 0.50% convertible notes	24	6,588	24	7,873
Effect of dilutive stock options granted	1,642	230	1,426	283

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	207,691	210,645	207,174	211,857

Basic earnings per share	$0.33	$0.40	$0.76	$0.76

Diluted earnings per share	$0.33	$0.39	$0.76	$0.74

(1)	The basic and diluted weighted average number of shares outstanding for the three and six months ended March 31, 2009 have been retroactively adjusted to reflect the adoption of new earnings per share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment had no impact on basic and diluted earnings per share for the three and six months ended March 31, 2009. See note 3 to the consolidated financial statements.

     For the three and six months ended March 31, 2010, 16,304 and 16,629 shares, respectively, were attributable to antidilutive outstanding stock options. For the three and six months ended March 31, 2009, 22,466 and 22,207 shares, respectively, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.
11. Financing Arrangements
     In November 2007, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of the Company’s ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based on the Company’s credit ratings. As of March 31, 2010, the Company was in compliance with financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.
12. Stock Option and Incentive Plan
     In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the “Plan”), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. In 2008, the maximum number of ordinary shares authorized to be granted under the Plan was increased from 46,300 to 55,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.
     The following table summarizes information about options to purchase the Company‘s ordinary shares, as well as changes during the six-month period ended March 31, 2010:

			Weighted
		Weighted	Average
		Average	remaining
	Number of	Exercise	Contractual
	Options	Price	Term
Outstanding as of October 1, 2009	21,321	$30.93
Granted	4,409	27.65
Exercised	(808)	21.43
Forfeited	(1,153)	35.01

Outstanding as of March 31, 2010	23,769	$30.44	6.32

Exercisable as of March 31, 2010	13,940	$32.95	4.51

     The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the six-month period ended March 31, 2010:

		Weighted
	Number of	Average Grant
	Shares	Date Fair Value
Outstanding unvested shares as of October 1, 2009	1,125	$25.69
Granted	574	27.12
Vested	(367)	26.07
Forfeited	(39)	27.62

Outstanding unvested shares as of March 31, 2010	1,293	$26.16

     As of March 31, 2010, there was $56,808 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.
     Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.
     Employee equity-based compensation pre-tax expense for the three and six months ended March 31, 2010 and 2009 was as follows:

	Three months ended March 31,		Six months ended March 31,
	2010	2009	2010	2009
Cost of service	$4,967	$4,950	$9,752	$10,661
Research and development	1,004	977	2,137	2,039
Selling, general and administrative	4,747	4,590	9,682	11,234

Total	$10,718	$10,517	$21,571	$23,934

     The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended March 31, 2010 and 2009 was $268 and $1,467, respectively, and for the six months ended March 31, 2010 and 2009 was $1,451 and $3,050, respectively.
     The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards and recognizes compensation costs using the graded vesting attribution method. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

	Three months		Six months
	ended		ended
	March 31,		March 31,
	2010	2009	2010	2009
Risk-free interest rate (1)	2.09%	1.71%	2.00%	1.93%
Expected life of stock options (2)	4.41	4.50	4.31	4.47
Expected volatility (3)	0.30	0.46	0.32	0.49
Expected dividend yield (4)	None	None	None	None
Fair value per option	$7.76	$6.57	$7.62	$7.58

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company‘s employee stock options.

(2)	Expected life of stock options is based upon historical experience.

(3)	Expected volatility is based on a combination of implied volatility of the Company’s traded options and historical stock price volatility (“blended volatility”).

(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.
     Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
13. Contingencies
     Legal Proceedings
     The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
     The Company generally sells its products with a limited warranty for a period of 90 days. The Company’s policy is to account for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the six months ended March 31, 2010 and 2009.
     The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded in its consolidated financial statements only minimal costs as a result of such obligations.

14. Subsequent Events
     In April 2010, the Company announced that its board of directors authorized a share repurchase plan allowing the repurchase of up to $700,000 of its outstanding ordinary shares over the following 12 months. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. In the third quarter of fiscal 2010 (through May 12, 2010), the Company repurchased approximately 2,112 ordinary shares at an average price of $31.24 per share (excluding broker and transaction fees).
     In April 2010, the Company divested an 81 percent majority stake in Longshine, its Chinese subsidiary previously purchased in 2005, to a newly formed and locally-managed entity, Longshine Technology Holding, Ltd. for approximately $26,730 in cash at closing. The Company believes the divestiture will enable it to better focus its efforts on service provider opportunities in China with the Company’s CES 8 portfolio. The Company retains a minority interest in Longshine. In connection with the divestiture, as of March 31, 2010, the Company recorded an impairment charge of $21,800 to reflect the fair value of this subsidiary less costs to sell. The charge has been reflected in interest expense and other, net in the three and six months ended March 31, 2010.

Item 2. Operating and Financial Review and Prospects
Forward Looking Statements
     This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.
     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal 2009 that we filed on December 7, 2009 with the U.S. Securities and Exchange Commission.
Overview of Business and Trend Information
     Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers. Although our market focus has traditionally been primarily on Tier 1 and Tier 2 service providers in developed markets, we have also focused in the last several years on Tier 3 and Tier 4 providers in developed markets, and on providers in emerging markets throughout the world.
     We develop, implement and manage software and services associated with business support systems, or BSS, operational support systems, or OSS, and service delivery platforms that enable service providers to personalize customer interactions, process orders more efficiently, optimize network capacity, support new business models and manage the evolution of service providers’ networks. We refer to these systems collectively as customer experience systems because of the impact they have on the service providers’ end-user experience.
     In March 2010, we expanded our capabilities in the mobile payments domain through the acquisition of MX Telecom, a leading mobile payments and messaging aggregator with operations in Europe, the United States, and Australia.
     We believe the demand for our customer experience systems is driven by the need of service providers to anticipate and respond to consumer demands. In a global communications industry impacted by the move toward convergence of services and devices and increasing network capacity, consumers expect immediate and constant connectivity to personalized services, information and applications. We refer to these developments as the evolution to the “Connected World.”
     In established markets, service providers are transforming their businesses as they attempt to derive revenue and profit from IP-based content services, while confronting increased competition from non-traditional competitors, including major Internet companies and handset manufacturers. In emerging markets, many startup operations are introducing communications services to markets for the first time, coping with massive scale and rapid growth; other companies are undergoing consolidations as providers with global brands seek to do business in these new geographies. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems, or transforming the way they do business, we believe they will succeed in differentiating their offerings by delivering a customer experience that is simple, personal and valuable at every point of service. We refer to this type of customer experience as the “intentional customer experience.” We seek to address these market forces through a strategy of forward-looking product development and holistic, vertical integration encompassing all systems from the customer to the network. Our goal is to supply cost-effective, scalable software products and services that provide functionality and flexibility to service providers as they — and their markets — grow and change.

     We also offer a full range of directory systems and related services for publishers of both traditional printed Yellow Page and white page directories and electronic Internet directories, which we refer to as directory systems.
     As we emerge from the recent economic crisis, we are confident in our strong competitive position. We have improved our operating efficiencies and cost competitiveness, yet we have continued investing in innovation, exemplified by the launch of our latest major release of our comprehensive portfolio, Amdocs CES 8, in January 2010. Amdocs CES 8 was developed to enable our customers to run leaner operations while, at the same time, prepare for the changes and opportunities that the Connected World offers, such as enabling their unique network, product and customer assets to expand into new business models. Additionally, in Amdocs CES 8 we have focused on reducing the costs associated with installation, implementation and maintenance of our systems which we believe will serve to further differentiate us in the market. Given our market position and the improved demand outlook, we believe that Amdocs will continue down the path of resumed growth throughout fiscal 2010.
     We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In the six months ended March 31, 2010, customers in North America accounted for 76.2% of our revenue, while customers in Europe and the rest of the world accounted for 12.4% and 11.4%, respectively. We maintain development facilities in Cyprus, India, Ireland, Israel and the United States.
We derive our revenue principally from:
•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.
     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced or volume of data processed, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.
     Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.
     A significant portion of our revenue is recognized over the course of long-term projects under the percentage of completion method of accounting. The percentage of completion method requires the exercise of judgment, such as with respect to estimations of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.
     Revenue from managed services arrangements is included in both license and service revenue and includes IT and infrastructure management, application management and ongoing support, systems modernization and consolidation, business process operations support and end-to-end transformational business process outsourcing. Revenue generated in connection with managed services arrangements is a significant part of our business, accounting for approximately 45% and 40% of our total revenue in the six months ended March 31, 2010 and 2009, respectively and generating substantial, long-term revenue streams, cash flow and operating income. In the initial period of our managed services projects, we generally invest in modernization and consolidation of the customer’s systems. Invoices are usually structured on a periodic fixed or unit charge basis. Managed services projects can be less profitable in the initial period, however, margins tend to improve over time as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards
     In June 2009, the Financial Accounting Standards Board, or FASB, issued authoritative guidance on the consolidation of variable interest entities, which is effective for us beginning October 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. Based on our current operations we believe that the adoption of this new guidance will not have a material impact on our financial statements.
Adoption of New Accounting Standards
     In January 2010, FASB issued guidance to amend the disclosure requirements of fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons for the transfers, the reasons for any transfer in or out of Level 3 of the fair value measurement hierarchy and a roll forward of activities on purchases, sales, issuance, and settlements of recurring assets and liabilities measured at Level 3 of the fair value measurement hierarchy. In addition to these new disclosure requirements the new guidance also clarifies certain existing disclosure requirements. The guidance became effective for us beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for us beginning October 1, 2011. The adoption of this new guidance did not have a material impact on our financial statements.
     In October 2009, the FASB issued authoritative guidance for revenue recognition relating to arrangements containing both hardware and software elements. Under the new guidance, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and will now be subject to other relevant revenue recognition guidance. Additionally, the FASB updated its authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. The revised guidance eliminates the requirement that “objective and reliable” evidence of fair value exist for an undelivered item in order for a delivered item to be treated as a specific unit of accounting. In addition, the guidance modifies the methodology to allocate transaction consideration to each identified unit of accounting by allowing the use of estimated selling price, or ESP, for individual elements of an arrangement when vendor specific objective evidence, or VSOE, of fair value or third-party evidence of selling price is unavailable. This results in the elimination of the residual method of allocating revenue consideration. We elected to early adopt the pronouncements at the beginning of our first quarter of fiscal 2010 on a prospective basis for applicable transactions originating or materially modified after October 1, 2009. If VSOE of fair value or third-party evidence of selling price is unavailable, we determine ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which we offer our services and internal costs. The determination of ESP is made through consultation with and approval by our management. This guidance does not generally change the units of accounting in our revenue arrangements or the methodology by which transaction consideration is allocated to the various units of accounting due to the fact that for the majority of our existing multiple deliverables arrangements, we allocated transaction consideration for purposes of revenue recognition to each identified unit of accounting based upon its relative fair value, determined using VSOE. The new accounting standards for revenue recognition if applied to the year ended September 30, 2009 would not have had a material impact on our results of operations or financial position for that fiscal year. In addition, the adoption of the new guidance did not have a material impact on our results of operations or financial position in the three and six months ended March 31, 2010.
     Effective October 1, 2009, we adopted the new earnings per share authoritative guidance that provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities. As such, they should be included in the computation of basic earnings per share, or EPS, using the two-class method. Prior-period EPS data presented have been adjusted retroactively, and this adjustment had no impact on basic and diluted EPS for the three and six months ended March 31, 2009.
     Effective October 1, 2009, we adopted the fair value measurements guidance for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). The adoption of this accounting guidance did not have a material impact on our results of operations or financial position.
     Effective October 1, 2009, we adopted the revised accounting guidance for business combinations. This guidance significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. Among the more significant changes, acquired in-process research and development will be capitalized and upon completion amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; contingent consideration will be recognized at fair value at the acquisition date with subsequent changes recognized in earnings, and reductions in deferred tax valuation allowance relating to a business acquisition will be recognized in earnings. In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The impact of this accounting guidance on our results of operations or financial position will vary depending on each specific business combination. This guidance did not have a material impact on our results of operations or financial position in the three and six months ended March 31, 2010.
     Effective October 1, 2009, we adopted the guidance that changes the accounting and reporting for noncontrolling (minority) interests in consolidated financial statements, including the requirement to classify noncontrolling interests as a component of consolidated stockholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest. The adoption of this accounting guidance had no impact on our consolidated results of operations and financial position.
Results of Operations
     The following table sets forth for the three and six months ended March 31, 2010 and 2009 certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Three months		Six months
	ended		ended
	March 31,		March 31,
	2010	2009	2010	2009
Revenue:
License	3.5%	5.2%	3.4%	5.6%
Service	96.5	94.8	96.6	94.4

	100.0	100.0	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1	0.1	0.1
Cost of service	63.9	64.1	63.8	64.2
Research and development	6.9	7.4	6.9	7.4
Selling, general and administrative	12.4	11.9	12.5	11.9
Amortization of purchased intangible assets and other	2.8	3.0	2.9	2.9
Restructuring charges and in-process research and development	—	—	—	1.4

	86.1	86.5	86.2	87.9

Operating income	13.9	13.5	13.8	12.1
Interest expense and other, net	3.1	0.8	1.6	0.2

Income before income taxes	10.8	12.7	12.2	11.9
Income taxes	1.6	1.4	1.5	1.3

Net income	9.2%	11.3%	10.7%	10.6%

Six Months Ended March 31, 2010 and 2009
     The following is a tabular presentation of our results of operations for the six months ended March 31, 2010 compared to the six months ended March 31, 2009. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six months ended
	March 31,		Increase (Decrease)
	2010	2009	Amount	%
	(in thousands)

Revenue:
License	$50,099	$81,804	$(31,705)	(38.8)%
Service	1,418,681	1,383,119	35,562	2.6

	1,468,780	1,464,923	3,857	0.3

Operating expenses:
Cost of license	1,187	1,560	(373)	(23.9)
Cost of service	937,655	940,048	(2,393)	(0.3)
Research and development	101,296	108,979	(7,683)	(7.0)
Selling, general and administrative	183,608	174,573	9,035	5.2
Amortization of purchased intangible assets and other	42,758	41,755	1,003	2.4
Restructuring charges and in-process research and development	—	20,780	(20,780)	(100.0)

	1,266,504	1,287,695	(21,191)	(1.6)

Operating income	202,276	177,228	25,048	14.1
Interest expense and other, net	23,476	3,528	19,948	565.4

Income before income taxes	178,800	173,700	5,100	2.9
Income taxes	21,897	18,823	3,074	16.3

Net income	$156,903	$154,877	$2,026	1.3%

     Revenue. Total revenue increased by $3.9 million, or 0.3%, to $1,468.8 million in the six months ended March 31, 2010, from $1,464.9 million in the six months ended March 31, 2009. In the six months ended March 31, 2010, we continued to experience increased demand; however, the slower pace of new project signings and fewer transformation projects that we experienced throughout 2009 impacted our revenue in the six months ended March 31, 2010, and resulted in a relatively small increase in revenue compared to the six months ended March 31, 2009. The increase in revenue was primarily attributable to revenue from managed services customers, revenue from cable and satellite service providers and to foreign exchange impacts. The increase was partially offset by decreases in revenue related to projects.
     License revenue in the six months ended March 31, 2010 decreased by $31.7 million, or 38.8%, to $50.1 million, from $81.8 million in the six months ended March 31, 2009. License revenue declined primarily due to the completion of some projects and the impact of fewer project signings in 2009.
     License and service revenue attributable to the sale of customer experience systems decreased by $1.6 million, or 0.1%, to $1,367.4 million in the six months ended March 31, 2010, from $1,369.0 million, in the six months ended March 31, 2009. License and service revenue resulting from the sale of customer experience systems represented 93.1% and 93.4% of our total revenue in the six months ended March 31, 2010 and 2009, respectively.
     License and service revenue attributable to the sale of directory systems increased by $5.4 million, or 5.7%, to $101.4 million in the six months ended March 31, 2010, from $96.0 million in the six months ended March 31, 2009. The increase was primarily attributable to an increase in revenue from existing customers. License and service revenue from the sale of directory systems represented 6.9% and 6.6% of our total revenue in the six months ended March 31, 2010 and 2009, respectively.
     In the six months ended March 31, 2010, revenue from customers in North America, Europe and the rest of the world accounted for 76.2%, 12.4% and 11.4%, respectively, of total revenue compared to 75.2%, 14.8% and 10.0%, respectively, in the six months ended March 31, 2009. The increase in revenue from customers in North America was primarily attributable to an increase in revenue from managed services customers, revenue from cable and satellite service providers and foreign exchange impacts, partially offset by decrease in projects related revenue. The decrease in revenue from customers in Europe was primarily attributable to a decline in projects related revenue. Revenue from customers in the rest of the world increased primarily due to revenue from managed services customers and revenue contributed by customers in emerging markets.

     Cost of License and Service. Cost of license includes fee and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. The decrease in cost of license and service in the six months ended March 31, 2010 was $2.8 million, or 0.3%. As a percentage of revenue, cost of license and service was 63.9% in the six months ended March 31, 2010, compared to 64.3% in the six months ended March 31, 2009. The decrease in our cost of service, in the six months ended March 31, 2010 was primarily attributable to our continued efforts to improve efficiencies including expansion into lower cost jurisdictions, partially offset by foreign exchange impacts . Our cost of service as a percentage of revenue, in the six months ended March 31, 2010 was positively impacted by higher margins from existing managed services arrangements. Margins from existing managed services tend to improve over time as we create cost efficiencies and improve business processes.
     Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $7.7 million, or 7.0%, to $101.3 million in the six months ended March 31, 2010, from $109.0 million in the six months ended March 31, 2009. Research and development expense decreased as a percentage of revenue from 7.4% in the six months ended March 31, 2009 to 6.9% in the six months ended March 31, 2010. The decrease was primarily a result of changes in the geographical mix of our research and development resources as well as foreign exchange impacts. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.
     Selling, General and Administrative. Selling, general and administrative expense increased by $9.0 million, or 5.2%, to $183.6 million in the six months ended March 31, 2010, from $174.6 million in the six months ended March 31, 2009. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense was primarily attributable to an increase in selling and marketing efforts in the six months ended March 31, 2010.
     Restructuring Charges and In-Process Research and Development. Restructuring charges and in-process research and development in the six months ended March 31, 2009 consisted of a $15.1 million restructuring charge related primarily to our restructuring plan in the first quarter of fiscal 2009 and a $5.7 million charge for the write-off of purchased in-process research and development related to a small acquisition during the first quarter of fiscal 2009. Effective October 1, 2009, we adopted the revised accounting guidance for business combinations and as a result will capitalize in-process research and development in future acquisitions.
     Operating Income. Operating income increased by $25.0 million, or 14.1%, to $202.3 million in the six months ended March 31, 2010, from $177.2 million in the six months ended March 31, 2009. The increase in operating income was primarily attributable to the effect of the restructuring charges and in-process research and development charges in the six months ended March 31, 2009.
     Interest Expense and Other, Net. Interest expense and other, net increased by $19.9 million to $23.5 million in the six months ended March 31, 2010, from $3.5 million in the six months ended March 31, 2009. The increase in interest expense and other, net, was primarily attributable to impairment on investment in a Chinese subsidiary in which a majority interest was subsequently sold in April 2010. We retain a minority interest in this Chinese company.
     Income Taxes. Income taxes for the six months ended March 31, 2010 were $21.9 million on pretax income of $178.8 million, resulting in an effective tax rate of 12.2%, compared to 10.8% in the six months ended March 31, 2009. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.
     Net Income. Net income was $156.9 million in the six months ended March 31, 2010, compared to $154.9 million in the six months ended March 31, 2009. The increase in net income was attributable mainly to the increase in operating income, partially offset by increase in interest expense and other, net and income taxes.
     Diluted Earnings Per Share. Diluted earnings per share increased by $0.02, or 2.7%, to $0.76 in the six months ended March 31, 2010, from $0.74 in the six months ended March 31, 2009. The increase in diluted earnings per share resulted from the decrease in diluted weighted average numbers of shares outstanding. Please see Note 10 to our unaudited consolidated financial statements.

Three Months Ended March 31, 2010 and 2009
     The following is a tabular presentation of our results of operations for the three months ended March 31, 2010 compared to the three months ended March 31, 2009. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended
	March 31,		Increase (Decrease)
	2010	2009	Amount	%
	(in thousands)

Revenue:
License	$25,949	$37,203	$(11,254)	(30.3)%
Service	718,020	673,881	44,139	6.5

	743,969	711,084	32,885	4.6

Operating expenses:
Cost of license	745	569	176	30.9
Cost of service	475,440	455,997	19,443	4.3
Research and development	51,190	52,750	(1,560)	(3.0)
Selling, general and administrative	92,028	84,308	7,720	9.2
Amortization of purchased intangible assets and other	21,439	21,501	(62)	(0.3)

	640,842	615,125	25,717	4.2

Operating income	103,127	95,959	7,168	7.5
Interest expense and other, net	22,761	5,763	16,998	295.0

Income before income taxes	80,366	90,196	(9,830)	(10.9)
Income taxes	11,816	9,566	2,250	23.5

Net income	$68,550	$80,630	$(12,080)	(15.0)%

     Revenue. Total revenue increased by $32.9 million, or 4.6%, to $744.0 million in the three months ended March 31, 2010, from $711.1 million in the three months ended March 31, 2009. In the three months ended March 31, 2010, we continued to experience increased demand. The increase in revenue was primarily attributable to revenue from managed services customers, revenue from cable and satellite service providers and to foreign exchange impacts. The increase was partially offset by decreases in revenue attributable to completion of projects and a slower pace of new project signings and fewer transformation deals we experienced throughout 2009.
     License revenue decreased by $11.3 million, or 30.3%, to $25.9 million in the three months ended March 31, 2010, from $37.2 million in the three months ended March 31, 2009. License revenue declined primarily due to the completion of some projects and the impact of fewer project signings in 2009.
     License and service revenue attributable to the sale of customer experience systems was $689.0 million in the three months ended March 31, 2010, an increase of $21.0 million, or 3.1%, over the three months ended March 31, 2009. License and service revenue resulted from the sale of customer experience systems represented 92.6% and 93.9% of our total revenue in the three months ended March 31, 2010 and 2009, respectively.
     License and service revenue from the sale of directory systems was $55.0 million in the three months ended March 31, 2010, an increase of $11.9 million, or 27.6%, as compared to the three months ended March 31, 2009. The increase was primarily attributable to an increase in revenue from existing customers. License and service revenue from the sale of directory systems represented 7.4% and 6.1% of our total revenue in the three months ended March 31, 2010 and 2009, respectively.
     In the three months ended March 31, 2010, revenue from customers in North America, Europe and the rest of the world accounted for 76.9%, 12.4% and 10.7%, respectively, of total revenue compared to 75.9%, 14.8% and 9.3%, respectively, in the three months ended March 31, 2009. The increase in revenue from customers in North America was primarily attributable to an increase in revenue from managed services customers and cable and satellite service providers, partially offset by decrease in revenue related to projects. The decrease in revenue from customers in Europe was primarily attributable to a decline in revenue related to projects. Revenue from customers in the rest of the world increased primarily due to revenue from managed services customers and revenue contributed by customers in emerging markets.

     Cost of License and Service. Cost of license includes fee and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. The increase in cost of license and service in the three months ended March 31, 2010 was $19.6 million, or 4.3%. As a percentage of revenue, cost of license and service was 64.0% in the three months ended March 31, 2010, compared to 64.2% in the three months ended March 31, 2009. The increase in our cost of service was primarily attributable to increase in our headcount and foreign exchange impacts. Our cost of service, as a percentage of revenue, in the three months ended March 31, 2010 was positively impacted by higher margins from existing managed services arrangements. Margins from managed services tend to improve over time as we create cost efficiencies and improve business processes.
     Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $1.6 million, or 3.0%, in the three months ended March 31, 2010 to $51.2 million from $52.8 million in the three months ended March 31, 2009. Research and development expense decreased as a percentage of revenue from 7.4% in the three months ended March 31, 2009 to 6.9% in the three months ended March 31, 2010. The decrease in research and development expense as a percentage of revenue was primarily a result of changes in the geographical mix of our research and development resources as well as foreign exchange impacts.
     Selling, General and Administrative. Selling, general and administrative expense increased by $7.7 million, or 9.2%, to $92.0 million in the three months ended March 31, 2010, from $84.3 million in the three months ended March 31, 2009. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense was primarily attributable to an increase in selling and marketing efforts in the three months ended March 31, 2009.
     Operating Income. Operating income increased by $7.2 million, or 7.5%, in the three months ended March 31, 2010, to $103.1 million, or 13.9% of revenue, from $96.0 million, or 13.5% of revenue, in the three months ended March 31, 2009. The increase in operating income was primarily attributable to the increase in revenue and foreign exchange impacts partially offset by an increase in our headcount.
     Interest Expense and Other, Net. Interest expense and other, net increased by $17.0 million in the three months ended March 31, 2010 to $22.8 million from $5.8 million in the three months ended March 31, 2009. The increase in interest expense and other, net, is primarily attributable to impairment on investment in a Chinese subsidiary, in which a majority interest was subsequently sold in April 2010, partially offset by foreign exchange impacts. We retain a minority interest in this Chinese company.
     Income Taxes. Income taxes for the three months ended March 31, 2010 were $11.8 million on pretax income of $80.4 million, resulting in an effective tax rate of 14.7%, compared to 10.6% in the three months ended March 31, 2009. The increase in our effective tax rate, was primarily attributable to impairment of investment on a Chinese subsidiary. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.
     Net Income. Net income was $68.6 million in the three months ended March 31, 2010, compared to net income of $80.6 million in the three months ended March 31, 2009. The decrease in net income was mainly attributable to the increase in interest expense and other, net and income taxes, partially offset by increase in our operating income.
     Diluted Earnings Per Share. Diluted earnings per share decreased by $0.06, or 15.4% to $0.33 in the three months ended March 31, 2010, from $0.39 in the three months ended March 31, 2009. The decrease in diluted earnings per share resulted primarily from the decrease in net income. Please see Note 10 to our unaudited consolidated financial statements.
Liquidity and Capital Resources
     Cash, cash equivalents and short-term interest-bearing investments totaled $1,361.5 million as of March 31, 2010, compared to $1,173.0 million as of September 30, 2009. The increase was mainly attributable to $358.1 million in positive cash flow from operations and $17.3 million proceeds from employee stock options exercised, partially offset by $149.7 million in net cash paid for acquisitions and $40.1 million for capital expenditures. Net cash provided by operating activities amounted to $358.1 million and $221.6 million for the six months ended March 31, 2010 and 2009, respectively.
     Our policy is to retain substantial cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.

     Our interest-bearing investments are classified as available-for-sale securities. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income, net of tax. Such interest-bearing investments consist primarily of money market funds, U.S. government treasuries, U.S. agency securities, government guaranteed debt and corporate bonds. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs. During the three and six months ended March 31, 2010, we recognized a credit loss of $0.2 and $0.5 million, respectively. As of March 31, 2010, unrealized losses of $2.3 million related to other-than-temporarily impaired securities were included in accumulated other comprehensive income. Please see Notes 4 and 5 to the consolidated financial statements.
     In November 2007, we entered into an unsecured $500 million five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based on our credit rating. As of March 31, 2010, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.
     As of March 31, 2010, we had outstanding letters of credit and bank guarantees from various banks totaling $68.8 million. As of March 31, 2010, we had outstanding obligations of $1.0 million in connection with leasing arrangements.
     We have contractual obligations for our non-cancelable operating leases, purchase obligations, pension funding and convertible notes summarized in the tabular disclosure of contractual obligations in our Annual Report on Form 20-F for our fiscal year ended September 30, 2009. Since September 30, 2009, there have been no material changes in our contractual obligations other than in the ordinary course of our business.
     Our capital expenditures were approximately $40.4 million in the six months ended March 31, 2010. Approximately 80% of these expenditures consisted of purchases of computer equipment, and the remainder attributable mainly to leasehold improvements. The capital expenditures in the six months ended March 31, 2010 were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures principally from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.
     In April 2010, our board of directors authorized a share repurchase plan allowing the repurchase of up to $700 million of our outstanding ordinary shares over the following 12 months. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In the third quarter of fiscal 2010 (through May 12, 2010), we repurchased approximately 2.1 million ordinary shares at an average price of $31.24 per share (excluding broker and transaction fees).
Currency Fluctuations
     We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters.
     During the six months ended March 31, 2010 and 2009, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers will seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION
Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.
Not applicable.
Item 2. Reports on Form 6-K
(a) Reports on Form 6-K
     The Company furnished or filed the following reports on Form 6-K during the three months ended March 31, 2010:
     (1) Form 6-K dated January 21, 2010
     (2) Form 6-K dated February 8, 2010
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED
/s/ Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary Authorized U.S. Representative

Date: May 13, 2010